UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 11)

AeroVironment, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

008073108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 008073108

1	NAME OF REPORTING PERSONS Timothy E. Conver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 146,477 shares (1)
	6	SHARED VOTING POWER 1,372,227 shares (2) (3)
	7	SOLE DISPOSITIVE POWER 146,477 shares (1)
	8	SHARED DISPOSITIVE POWER 1,372,227 shares (2) (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,518,704 shares (1) (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.27% (5)
12	TYPE OF REPORTING PERSON IN

(1) Includes options to purchase 101,362 shares exercisable within 60 days of December 31, 2020.

(2) Consists of shares of AeroVironment, Inc. common stock held by the Conver Family Trust, of which Mr. Conver is a trustee.

(3) Consists of shares of AeroVironment, Inc. common stock held by C5 Holdings LLC, a Delaware limited liability company. Mr. Conver is the manager of C5 Holdings LLC.

(4) Mr. Conver disclaims beneficial ownership of the shares listed above, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(5) Based on 24,103,980 shares of common stock of AeroVironment, Inc. outstanding as of December 2, 2020, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 9, 2020.

CUSIP No. 008073108

1	NAME OF REPORTING PERSONS Conver Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,042,227 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,042,227 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,227 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.32% (1)
12	TYPE OF REPORTING PERSON OO

(1)  Based on 24,103,980 shares of common stock of AeroVironment, Inc. outstanding as of December 2, 2020, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 9, 2020.

CUSIP No. 008073108

1	NAME OF REPORTING PERSONS C5 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 330,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 330,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.37% (1)
12	TYPE OF REPORTING PERSON OO

(1)  Based on 24,103,980 shares of common stock of AeroVironment, Inc. outstanding as of December 2, 2020, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 9, 2020.

CUSIP No. 008073108

Item 1(a).	Name of Issuer:

AeroVironment, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

900 Innovators Way, Simi Valley, CA 93065

Item 2(a).	Name of Person Filing:

This Schedule is being filed by Timothy E. Conver, the Conver Family Trust, and C5 Holdings LLC. Mr. Conver, the Conver Family Trust, and C5 Holdings LLC are filing this Schedule jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Mr. Conver, the Conver Family Trust, and C5 Holdings LLC is: c/o AeroVironment, Inc., 900 Innovators Way, Simi Valley, CA 93065.

Item 2(c).	Citizenship:

Mr. Conver is a United States citizen. The Conver Family Trust was formed in the State of California, United States. C5 Holdings LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number:

008073108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 008073108

Item 4.	Ownership

(a)       Amount beneficially owned:

Mr. Conver: 1,518,704 Shares (2) (4) (5)

Conver Family Trust: 1,042,227 Shares (1)

C5 Holdings LLC: 330,000 (1)

(b)       Percent of class (3):

Mr. Conver: 6.27%

Conver Family Trust: 4.32%

C5 Holdings LLC: 1.37%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote:

Mr. Conver: 146,477 Shares (2)

Conver Family Trust: 1,042,227 Shares (1)

C5 Holdings LLC: 330,000 (1)

(ii)       Shared power to vote or to direct the vote:

Mr. Conver: 1,518,704 Shares (4) (5)

Conver Family Trust: 0 Shares

C5 Holdings LLC: 0 Shares

(iii)       Sole power to dispose or to direct the disposition of:

Mr. Conver: 146,477 Shares (2)

Conver Family Trust: 1,042,227 Shares (1)

C5 Holdings LLC: 330,000 Shares (1)

(iv)       Shared power to dispose or to direct the disposition of:

Mr. Conver: 1,518,704 Shares (1) (4) (5)

Conver Family Trust: 0 Shares

C5 Holdings LLC: 0 Shares

(1)   Mr. Conver disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(2)   Includes options to purchase 101,362 shares exercisable within 60 days of December 31, 2020.

(3)   Based on 24,103,980 shares of common stock of AeroVironment, Inc. outstanding as of December 2, 2020, as reported in AeroVironment, Inc.’s Quarterly Report on Form 10-Q filed on December 9, 2020.

(4)   Consists of shares of AeroVironment, Inc. common stock held by the Conver Family Trust, of which Mr. Conver is a trustee.

(5)   Consists of shares of AeroVironment, Inc. common stock held by C5 Holdings LLC, a Delaware limited liability company. Mr. Conver is the manager of C5 Holdings LLC.

CUSIP No. 008073108

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021	TIMOTHY E. CONVER

/s/ Timothy E. Conver
Name:Timothy E. Conver

CONVER FAMILY TRUST

	By:	/s/ Timothy E. Conver
Name: Timothy E. Conver
Title: Trustee

C5 HOLDINGS LLC, a Delaware limited liability company

	By:	/s/ Timothy E. Conver
Name: Timothy E. Conver
Title: Manager

Exhibit Index

Exhibit 1	Joint Filing Agreement.